

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 20, 2009

By Facsimile and U.S. Mail
Mr. Brian Korney
Chief Financial Officer
Genoil Inc.
633 – 6 Avenue S.W. Suite 2020
Calgary, Alberta, Canada T2P 2Y5

>   **Re: Genoil Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **Filed July 1, 2009**
>   **File No. 000-50766**

Dear Mr. Korney:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 15. Controls and Procedures, page 38

1.   We note that for the year ended December 31, 2008 the CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e). Please clarify and disclose whether the company concluded

that disclosure controls and procedures were effective or not effective for the period indicated.

Management's annual report on internal control over financial reporting, page 38

2.   On page 39 you disclose your material weaknesses identified in conjunction with your assessment of internal controls over financial reporting. We note you have identified the lack of sufficient technical accounting knowledge as your only material weakness. However, within the disclosure regarding your disclosure controls and procedures, you explain that you concluded your disclosure controls and procedures were not effective as a result of the material weakness surrounding the lack of segregation of duties. Please tell us why you did not identify this material weakness within your disclosure of internal controls over financial reporting, and if necessary, modify your disclosure to identify all material weaknesses.

Audit Committee Financial Expert, page 39

3.   We note you identify Brian Korney as the audit committee financial expert for your Board of Directors. Per review of the director and senior management disclosures on page 21 – 23, Mr. Korney is not listed as a member of your board of directors, nor as a senior manager. Please modify your disclosures as necessary.

Exhibit 12.2 and 13.2 Certifications

4.   Your certifications are signed by Brian Korney, who is also identified as your chief financial officer. As noted previously, Mr. Korney is not identified as a member of senior management within your filing. Please tell us why the certification was not signed by Mr. Lombard, and modify your certification as appropriate.

Exhibit 1. Financial Statements

Note 23. Differences Between US and Canadian GAAP, page 29

5.   We note your disclosure that the detachable warrants associated with your Series A, B, C, and D convertible debt meet the criteria to be exempt from SFAS 133 and were not required to be bifurcated under US GAAP. We further note your disclosure on page 23 that certain of your warrants are denominated in Canadian Dollars while others are denominated in US Dollars. Please clarify if your warrants are indexed to your stock given that certain of the warrants appear to be

denominated in currency other than your functional currency. Refer to paragraph 19 of EITF 07-05.

Exhibit 2. Management's Discussion and Analysis

Evaluation of Disclosure Controls, page 8

6.	As you provide disclosures regarding your disclosure controls and procedures, internal control over financial reporting, and changes in internal controls over financial reporting in Item 15 of your Form 20-F, please remove the duplicative disclosures from this portion of your document, or tell us why you believe such disclosures are appropriate in this part of the document.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief